UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: January 21, 2020

FB FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Tennessee	001-37875	62-1216058
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

211 Commerce Street, Suite 300 Nashville, Tennessee		37201
(Address of principal executive offices)		(Zip Code)

(615) 564-1212
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	FBK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☒

Item 1.01. Entry into a Material Definitive Agreement.
On January 21, 2020, FB Financial Corporation, a Tennessee corporation (“FB Financial”), Paisley Acquisition Corporation, a Tennessee corporation and a direct, wholly-owned subsidiary of FB Financial (“Merger Sub”), and Franklin Financial Network, Inc., a Tennessee corporation (“Franklin”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Franklin, with Franklin continuing as the surviving corporation (the “Merger”). Immediately following the Merger, Franklin will merge with and into FB Financial, with FB Financial continuing as the surviving corporation (the “Upstream Merger”). Immediately following the Upstream Merger, Franklin Synergy Bank, a Tennessee state-chartered bank and a wholly owned subsidiary of Franklin (“Franklin Synergy”), will merge with and into FirstBank, a Tennessee state-chartered bank and a wholly owned subsidiary of FB Financial (“FirstBank”), with FirstBank continuing as the surviving bank (the “Bank Merger,” and, together with the Merger and the Upstream Merger, the “Mergers”).

Under the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of the common stock, no par value (the “Franklin Common Stock”) issued and outstanding immediately prior to the Effective Time (except for certain shares of Franklin Common Stock owned by Franklin as treasury stock or by FB Financial, as provided in the Merger Agreement) will be converted, in accordance with the procedures set forth in the Merger Agreement, into the right to receive, without interest, (1) 0.9650 shares (the “Exchange Ratio”) of common stock, par value $1.00 per share, of FB Financial (“FB Financial Common Stock”) and (2) $2.00 in cash (the “Per Share Cash Consideration” and, collectively with the FB Financial Common Stock to be issued pursuant to the preceding clause (1), the “Merger Consideration”).

Under the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each option to purchase shares of Franklin Common Stock (a “Franklin Option”) that is outstanding and unexercised immediately prior to the Effective Time will be converted automatically into right to receive the Merger Consideration in respect of each Net Share (as defined below) of Franklin Common Stock outstanding under the applicable Franklin Option. The Merger Agreement defines the “Net Shares” as the number of shares determined by dividing (a) the product of (1) the excess, if any, of the Per Share Cash Equivalent Consideration (as defined below) over the per share exercise price of the applicable Franklin Option multiplied by (2) the number of shares of Franklin Common Stock subject to the applicable Franklin Option immediately prior to the Effective Time, by (B) the Per Share Cash Equivalent Consideration.  The Merger Agreement defines the “Per Share Cash Equivalent Consideration” to mean the sum of (a) the product (rounded to the nearest cent) obtained by multiplying (1) the Exchange Ratio by (2) the average of the closing-sale prices of FB Financial Common Stock on the New York Stock Exchange as reported by The Wall Street Journal for the five (5) full trading days ending on the trading day preceding the Closing Date plus (b) the Per Share Cash Consideration.  Under the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each award of a share of Franklin Common Stock subject to vesting, repurchase or other lapse restriction (a “Franklin Restricted Stock Award”) that is outstanding as of December 31, 2019, and remains outstanding as of immediately prior to the Effective Time will vest and be converted automatically into the right to receive the Merger Consideration in respect of each share underlying the applicable Franklin Restricted Stock Award. Under the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each restricted stock unit award in respect of shares of Franklin Common Stock (a “Franklin RSU Award”) that is outstanding as of December 31, 2019, and remains outstanding as of immediately prior to the Effective Time will vest and be converted automatically into the right to receive the Merger Consideration in respect of each share underlying the applicable Franklin RSU Award. Under the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each Franklin Restricted Stock Award and Franklin RSU Award that was granted on or after December 31, 2019 and is outstanding as of immediately prior to the Effective Time shall be converted automatically into a restricted stock award or a restricted stock unit award, respectively, in respect of a number of shares of FB Financial Common Stock (rounded to the nearest whole share) equal to the product of (a) the total number of shares of Franklin Common Stock subject to the applicable Franklin Restricted Stock Award or Franklin RSU Award immediately prior to the Effective Time multiplied by (ii) the Stock Award Exchange Ratio, all on the same terms and conditions (including vesting terms) as applied to the corresponding Franklin equity award immediately prior to the Effective Time. The “Stock Award Exchange Ratio” means the sum of (a) the Exchange Ratio and (b) the quotient of (1) the Per Share Cash Consideration divided by (2) the average of the closing-sale prices of FB Financial Common Stock on the New York Stock Exchange as reported by The Wall Street Journal for the five (5) full trading days ending on the trading day preceding the Closing Date.

Under the terms and subject to the conditions of the Merger Agreement, FB Financial agreed to expand its board of directors by three directors and fill the resulting vacancies at the Effective Time with three then-current Franklin directors, to be selected by FB Financial in consultation with Franklin.

The Merger Agreement contains customary representations and warranties from both Franklin and FB Financial, each with respect to its and its subsidiaries’ businesses, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time. Franklin agreed to call a meeting of its shareholders to approve the Merger Agreement and the transactions contemplated thereby (the “Franklin Shareholder Approval”) and, subject to certain customary exceptions, for the Board of Directors of Franklin to recommend that its shareholders vote in favor of such approvals. Franklin has also agreed to customary non-solicitation covenants relating to alternative acquisition proposals that prohibit Franklin from, subject to certain customary exceptions, soliciting proposals relating to certain alternative acquisition proposals or entering into discussions or negotiations or providing confidential information in connection with certain proposals for an alternative acquisition. FB Financial agreed to call a meeting of its shareholders to approve the issuance of FB Financial Common Stock in the Merger (the “FB Financial Shareholder Approval”) and, subject to certain customary exceptions, for the board of directors of FB Financial to recommend that its shareholders vote in favor of such approval. Notwithstanding any change in recommendation, the Merger Agreement requires the parties to convene their respective shareholder meetings and seek the requisite shareholder approval  unless the Merger Agreement has been earlier terminated.

The completion of the Mergers is subject to customary conditions, including (i) receipt of the Franklin Shareholder Approval and the FB Financial Shareholder Approval, (ii) authorization for listing on the New York Stock Exchange of the shares of FB Financial Common Stock to be issued in the Merger, (iii) the receipt of required regulatory approvals, including the approval of the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Tennessee Department of Financial Institutions, (iv) effectiveness of the registration statement on Form S-4 for the FB Financial Common Stock to be issued in the Merger, and (v) the absence of any order, injunction or other legal restraint preventing or making illegal the completion of the Merger or any of the other transactions contemplated by the Merger Agreement. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain qualifications, the accuracy of the representations and warranties of Franklin, in the case of FB Financial, and of FB Financial, in the case of Franklin, (b) performance in all material respects by Franklin, in the case of FB Financial, and by FB Financial, in the case of Franklin, of its obligations under the Merger Agreement, and (c) receipt by FB Financial and Franklin of an opinion from their respective counsel to the effect that the Merger and the Upstream Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both FB Financial and Franklin and further provides that a termination fee of $21,400,000 will be payable upon termination of the Merger Agreement under certain circumstances, including a termination as a result of a party’s board of directors withdrawing or adversely modifying its recommendation that its shareholders vote in favor of the Merger Agreement or the issuance of FB Financial Common Stock issuable under the Merger Agreement, as applicable.

In connection with entering into the Merger Agreement, FB Financial entered into customary voting and support agreements in the form attached hereto as Exhibit 10.3 (the “Franklin Voting Agreements”) with each member of Franklin’s board of directors in their capacities as shareholders of Franklin. Subject to the terms and conditions of the Franklin Voting Agreements, each such shareholder agreed, among other things, to vote his or her respective shares of Franklin Common Stock in favor of the approval of the Merger Agreement and the transactions contemplated thereby, and against alternative acquisition proposals. In connection with entering into the Merger Agreement, James W. Ayers, FB Financial’s Chairman, entered into a voting and support agreement (the “Ayers Voting Agreement”) with Franklin. Subject to the terms and conditions of the Ayers Voting Agreement, Mr. Ayers agreed, among other things, to vote his shares of FB Financial Common Stock in favor of the issuance of FB Financial Stock in the Merger pursuant to the Merger Agreement.

In connection with FB Financial’s entry into the Merger Agreement, FB Financial and Mr. Ayers entered into an amendment to the Shareholder’s Agreement, dated as of September 15, 2016 (the “Shareholder’s Agreement”) (filed as Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed on November 14, 2016), by and between FB Financial and Mr. Ayers (the “Shareholder’s Agreement Amendment”). Pursuant to the terms of the Shareholder’s Agreement Amendment, the Shareholder’s Agreement was amended to reflect the anticipated addition of the members of the board of directors of Franklin to be added to the FB Financial Board upon the completion of the Merger pursuant to the terms of the Merger Agreement.

The foregoing descriptions of the Merger Agreement, the Shareholder’s Agreement Amendment, the Ayers Voting Agreement and the form of Franklin Voting Agreement do not purport to be complete and each is qualified in its entirety by reference to the full text of the Merger Agreement, the Shareholder’s Agreement Amendment, the Ayers Voting Agreement and the form of Franklin Voting Agreement, which are filed herewith as Exhibits 2.1, 10.1, 10.2 and 10.3, and are incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Mergers, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding FB Financial or Franklin, their respective affiliates or their respective businesses.

The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding FB Financial, Franklin, their respective affiliates or their respective businesses, the Merger Agreement and the Mergers that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of FB Financial and Franklin and a prospectus of FB Financial, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of FB Financial and Franklin make with the Securities and Exchange Commission (“SEC”).

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of January 21, 2020, by and among FB Financial Corporation, Franklin Financial Network, Inc. and Paisley Acquisition Corporation*
10.1	First Amendment to Shareholder’s Agreement, dated as of January 21, 2020, by and between FB Financial Corporation and James W. Ayers
10.2	Voting and Support Agreement, dated as of January 21, 2020, by and between Franklin Financial Network, Inc. and James W. Ayers
10.3	Form of Voting and Support Agreements, dated January 21, 2020, by and between FB Financial Corporation and certain holders of Franklin Common Stock

* The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.
IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS
In connection with the proposed merger, FB Financial will file a registration statement on Form S-4 with the SEC.  The registration statement will contain the joint proxy statement of Franklin and FB Financial to be sent to the FB Financial and Franklin shareholders seeking their approvals in connection with the merger and the issuance of FB Financial common stock in the merger.  The registration statement will also contain the prospectus of FB Financial to register the shares of FB Financial common stock to be issued in connection with the merger.  A definitive joint proxy statement/prospectus will also be provided to FB Financial and Franklin shareholders as required by applicable law.  Investors and shareholders are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, as well as any other relevant documents filed by FB Financial and Franklin with the SEC, including any amendments or supplements to the registration statement and other documents filed with the SEC, because they will contain important information about the proposed merger, Franklin, and FB Financial.  The registration statement and other documents filed with the SEC may be obtained for free on the SEC’s website (www.sec.gov).  The definitive proxy statement/prospectus will also be made available for free by contacting FB Financial Corporation Investor Relations at (615) 564-1212 or investors@firstbankonline.com, or by contacting Franklin Investor Relations at (615) 236-8327 or investors@franklinsynergy.com.  This communication does not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
PARTICIPANTS IN THE SOLICITATION
FB Financial, Franklin, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FB Financial and Franklin shareholders in connection with the proposed merger under the rules of the SEC. Information about the directors and executive officers of FB Financial may be found in the definitive proxy statement for FB Financial’s 2019 annual meeting of shareholders, filed with the SEC by FB Financial on April 16, 2019, and other documents subsequently filed by FB Financial with the SEC. Information about the directors and executive officers of Franklin may be found in the definitive proxy statement for Franklin’s 2019 annual meeting of shareholders, filed with the SEC by Franklin on April 12, 2019, and other documents subsequently filed by Franklin with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.  Free copies of these documents may be obtained as described in the paragraph above.

FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements relating to the timing, benefits, costs, and synergies of the proposed merger with Franklin (which we refer to as the “Franklin merger”), and FB Financial’s and Franklin’s future plans, results, strategies, and expectations. These statements can generally be identified by the use of the words and phrases “may,” “will,” “should,” “could,” “would,” “goal,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “aim,” “predict,” “continue,” “seek,” “projection,” and other variations of such words and phrases and similar expressions. These forward-looking statements are not historical facts, and are based upon current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond FB Financial’s or Franklin’s control. The inclusion of these forward-looking statements should not be regarded as a representation by FB Financial, Franklin or any other person that such expectations, estimates, and projections will be achieved. Accordingly, FB Financial and Franklin caution shareholders and investors that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.  A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements including, without limitation, (1) the risk that the cost savings and any revenue synergies from the proposed Franklin merger or another acquisition may not be realized or may take longer than anticipated to be realized, (2) disruption from the proposed Franklin merger with customer, supplier, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement with Franklin, (4) the failure to obtain necessary regulatory approvals for the Franklin merger, (5) the failure to obtain the approval of FB Financial and Franklin’s shareholders in connection with the Franklin merger, (6) the possibility that the costs, fees, expenses, and charges related to the Franklin merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the Franklin merger to be satisfied, (8) the risks related to the integration of the combined businesses (Franklin, as well as FB Financial’s pending acquisition of FNB Financial Corp. and any future acquisitions), including the risk that the integration will be materially delayed or will be more costly or difficult than expected, (9) the diversion of management time on merger-related issues, (10) the ability of FB Financial to effectively manage the larger and more complex operations of the combined company following the Franklin merger, (11) the risks associated with FB Financial’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) reputational risk and the reaction of the parties’ customers to the Franklin merger, (14) FB Financial’s ability to successfully execute its various business strategies, including its ability to execute on potential acquisition opportunities, (15) the risk of potential litigation or regulatory action related to the Franklin merger, and (16) general competitive, economic, political, and market conditions.  Further information regarding FB Financial, Franklin and factors which could affect the forward-looking statements contained herein can be found in FB Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC, and in Franklin’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC.
Many of these factors are beyond FB Financial’s and Franklin’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and neither FB Financial nor Franklin undertakes any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for FB Financial or Franklin to predict their occurrence or how they will affect FB Financial or Franklin.
FB Financial and Franklin qualify all forward-looking statements by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FB FINANCIAL CORPORATION

By:	/s/ James R. Gordon
James R. Gordon
Chief Financial Officer

Date: January 24, 2020